EXHIBIT 99.1

B2Gold 2025 Annual General and Special Meeting Details and Voting Reminder

Leading Independent Proxy Advisory Firms Recommend Shareholders Vote FOR All Proposed Items

VANCOUVER, British Columbia, June 12, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is scheduled to hold its 2025 Annual General and Special Meeting of Shareholders (the “Meeting”) on Thursday, June 19, 2025, at 2:00 p.m. (Vancouver time) in the Pacific Ballroom at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia, and online via live audio webcast. The Meeting will be available to registered and non-registered shareholders and guests, and accessible via live webcast at  https://web.lumiagm.com/400-892-334-488.

The Company is pleased to announce the support of Glass Lewis and Institutional Shareholder Services, who have recommended that shareholders vote FOR all proposed items to be considered at the upcoming Meeting.

At the Meeting, shareholders are being asked to vote on 4 items:

  Setting the Number of Directors at 10;
  Election of the directors;
  Appointment of the Auditor; and
  A non-binding, advisory vote on the Company’s approach to executive compensation.

The Board of Directors also recommends shareholders vote FOR on all four items. B2Gold strongly encourages all registered shareholders who would like to attend, participate and/or vote virtually online via live webcast to carefully follow the procedures outlined in the Company’s Management Information Circular and the Meeting’s User Guide, both filed on SEDAR+ on May 2, 2025 and on the company’s website at https://www.b2gold.com/investors/agm/default.aspx.

Shareholders who have questions or need assistance with voting their shares, should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at +1 877-452-7184 (North America – toll free) or +1 416-304-0211 (outside North America), or by email at assistance@laurelhill.com.

How to vote in advance of the Meeting

Shareholders are encouraged to vote in advance of the meeting via the internet or telephone using the control number found on the proxy or voting instruction form that was mailed to you to ensure your vote is received in a timely manner. For your proxy to be valid you must submit your vote by no later than June 17, 2025 at 2:00 p.m. (Vancouver time).

	Registered Shareholders	Non-Registered Shareholders
	Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form
Mail	Return the form of proxy in the enclosed envelope	Return the voting instruction form in the enclosed envelope

If you are a non-registered shareholder, you will be able to attend, participate and/or vote at the Meeting online via live webcast only if you duly appoint yourself as proxyholder through the method specified by your intermediary and comply with all of the requirements set out in the Management Information Circular relating to appointment and registration, which must be properly completed before the proxy deadline on June 17, 2025 at 2:00 p.m. (Vancouver time).

Management Presentation

Once the Meeting is adjourned, B2Gold executives will host a presentation reviewing B2Gold’s performance in 2024, provide a general corporate update of the first half of 2025, and conclude with a Q&A session.

About B2Gold Corp.

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President & Chief Executive Officer

Source: B2Gold Corp.

For more information on B2Gold, please visit the Company’s website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
cdegeer@b2gold.com